Exhibit 4.5

OPENDOOR TECHNOLOGIES INC. PERFORMANCE-BASED RESTRICTED STOCK UNIT GRANT NOTICE SECOND SIGN-ON PSU AWARD

Opendoor Technologies Inc., a Delaware corporation (the “Company”), has granted to the participant listed below (“Participant”) the performance-based Restricted Stock Units (the “PSUs”) described in this Performance-Based Restricted Stock Unit Grant Notice (this “Grant Notice”) and the Performance-Based Restricted Stock Unit Agreement attached hereto as Exhibit A (the “Agreement”), both of which are incorporated into this Grant Notice by reference.

Participant:  Kaz Nejatian
Grant Date:  [●], 2025
Number of PSUs:  40,886,344
Vesting Commencement Date:  Grant Date
Vesting Schedule:  Subject to the terms of the Performance-Based Restricted Stock Unit Agreement, the PSUs shall vest as set forth in Exhibit B attached hereto.

By accepting (whether in writing, electronically or otherwise) the PSUs, Participant agrees to be bound by the terms of this Grant Notice and the Agreement. Participant has read and understands that this Grant Notice and the Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all applicable provisions of the Plan, this Grant Notice and the Agreement.

NOTE: PSUs will be cancelled and forfeited on your Termination Date except as set forth in the Agreement; you will not be entitled to compensation or damages pursuant to contract, common law or civil law in respect of any such cancellation and forfeiture.

OPENDOOR TECHNOLOGIES INC.	PARTICIPANT

By:
Name:	Kaz Nejatian
Title:

OPENDOOR TECHNOLOGIES INC. PERFORMANCE-BASED RESTRICTED STOCK UNIT AGREEMENT

Article 1
GENERAL

1.1        Award of PSUs. The Company has granted the PSUs to Participant (the “Award”) effective as of the Grant Date set forth in the Grant Notice (the “Grant Date”). Each PSU represents the right to receive one Share as set forth in this Agreement. Participant will have no right to be issued any Shares until the time (if ever) the PSUs have vested.

1.2        Incorporation of Terms of the Plan.  This Award is not made pursuant to the terms of  the Company 2022 Inducement Award Plan (the “Plan”), but shall be subject to the terms of the Plan (other than Article IV of the Plan), as if made thereunder and such terms are incorporated herein by reference and made a part of this Grant Notice and Agreement; provided, however, that no action by the Administrator or the Company that is permitted under Articles 8.2(e) or 8.2(f) of the Plan shall have an adverse effect on the economic value of the Award, as determined by the Administrator in its reasonable discretion, without the express written consent of the Participant.  In the event of any conflict between the Plan and this Agreement, the terms of this Agreement will control.  The Award is being granted pursuant to the Nasdaq “inducement award” exception under Nasdaq Listing Rule 5635(c)(4) and all terms and conditions of this Award shall be interpreted and applied consistently with such rule.

1.3        Unsecured Promise. The PSUs will at all times prior to settlement represent an unsecured Company obligation payable only from the Company’s general assets.

1.4        Definitions.  Capitalized terms used in this Agreement will have the meanings set forth in Exhibit B or, if not defined in Exhibit B, will  have the same meanings as in the Plan.

Article 2
VESTING; FORFEITURE AND SETTLEMENT

2.1         Vesting; Forfeiture.

(a)         The PSUs will vest according to the terms and conditions set forth in Exhibit B.  In the event of Participant’s Termination of Service for any reason, all unvested PSUs will immediately and automatically be cancelled and forfeited, except as otherwise provided in Exhibit B or in a binding written agreement between Participant and the Company that specifically provides that it is intended to supersede the terms of this Agreement.

(b)          Notwithstanding the terms of the Plan, Participant’s Termination of Service is deemed to occur on the Termination Date for the purposes of this Agreement.

2.2         Settlement.

(a)          The PSUs will be paid in Shares as soon as administratively practicable after the vesting of the applicable PSU, but in no event later than the March 15 of the year following the year in which the applicable vesting date occurs.

(b)       Notwithstanding the foregoing, the Company may delay any payment under this Agreement that the Company reasonably determines would violate the Applicable Laws until the earliest date the Company reasonably determines the making of the payment will not cause such a violation (in accordance with Treasury Regulation Section 1.409A-2(b)(7)(ii)); provided that the Company reasonably believes the delay will not result in the imposition of excise taxes under Section 409A.

Article 3
TAXATION AND TAX WITHHOLDING

3.1      Representation. Participant represents to the Company that Participant has reviewed with Participant’s own tax advisors the tax consequences of this Award and the transactions contemplated by the Grant Notice and this Agreement. Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents.

3.2         Tax Withholding.

(a)        Participant may pay the Company, or make provision satisfactory to the Administrator for payment of, any taxes required by Applicable Law to be withheld in connection with such Participant’s PSUs. If Participant does not pay the Company such taxes, then following consultation between Participant and the Company and subject to any requirements or limitations under Applicable Law, the Company shall and Participant hereby authorizes and consents to the Company, or their respective agents, at their discretion, to satisfy their withholding obligations with regard to the PSUs by one of the following methods, notwithstanding anything to the contrary in Article 9.5 of the Plan:

(i)	by surrendering to the Company for cancellation PSUs with respect to that number of Shares with a Fair Market Value to the applicable tax withholding obligations; or

(ii)
if there is a public market for Shares at the time the tax obligations are satisfied, delivery by the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to sell shares issued in respect of the PSUs in an amount necessary to satisfy the applicable tax withholding obligations and deliver promptly to the Company funds sufficient to satisfy the tax withholding; provided that such amount is paid to the Company as soon as practicable; or

(iii)	a combination of the payment forms described in clauses (i)-(ii) of this Article 3.2(a).

(b)         Participant acknowledges that Participant is ultimately liable and responsible for all taxes owed in connection with the PSUs, regardless of any action the Company or any Subsidiary takes with respect to any tax withholding obligations that arise in connection with the PSUs. Neither the Company nor any Subsidiary makes any representation regarding the treatment of any tax withholding in connection with the awarding, vesting or payment of the PSUs or the subsequent sale of Shares. The Company and its Subsidiaries do not commit and are under no obligation to structure the PSUs to reduce or eliminate Participant’s tax liability.

Article 4
OTHER PROVISIONS

4.1        Adjustments. Participant acknowledges that the PSUs, and the Shares subject to the PSUs, are subject to adjustment, modification and termination in certain events as provided in this Agreement and the Plan.

4.2         Notices. Any notice to be given under the terms of this Agreement to the Company must be in writing and addressed to the Company in care of the Company’s Secretary at the Company’s principal office or the Secretary’s then-current email address or facsimile number. Any notice to be given under the terms of this Agreement to Participant must be in writing and addressed to Participant (or, if Participant is then deceased, to the Designated Beneficiary) at Participant’s last known mailing address, email address or facsimile number in the Company’s personnel files. By a notice given pursuant to this Section, either party may designate a different address for notices to be given to that party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office or a regularly maintained branch post office, when delivered by a nationally recognized express shipping company or upon receipt of a facsimile transmission confirmation.

4.3        Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

4.4         Conformity to Securities Laws. Participant acknowledges that the Plan, the Grant Notice and this Agreement are intended to conform to the extent necessary with all Applicable Laws and, to the extent Applicable Laws permit, will be deemed amended as necessary to conform to Applicable Laws.

4.5         Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, provided that any such assignee is the successor to all or substantially all of the business and assets of the Company and expressly assumes the liabilities and obligations of the Company under this Agreement, and this Agreement will inure to the benefit of the successors and permitted assigns of the Company. Subject to the restrictions on transfer set forth in this Agreement or the Plan, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and permitted assigns of the parties hereto.

4.6       Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, the Grant Notice, this Agreement and the PSUs will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent Applicable Laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.

4.7         Entire Agreement. The Plan (to the extent incorporated by reference herein), the Grant Notice and this Agreement (including Exhibit B hereto) constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof.  Participant agrees and acknowledges that Participant has received and read a copy of the Plan.  For the avoidance of doubt, this Award is not granted pursuant to the Plan, but shall be subject to the terms of the Plan (other than Article IV, and as modified herein) as if granted thereunder.

4.8         Agreement Severable. In the event that any provision of the Grant Notice or this Agreement is held illegal or invalid, the provision will be severable from, and the illegality or invalidity of the provision will not be construed to have any effect on, the remaining provisions of the Grant Notice or this Agreement.

4.9       Limitation on Participant’s Rights. The participation of any Participant in the Plan is entirely voluntary and participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and may not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant will have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the PSUs, and rights no greater than the right to receive the Shares as a general unsecured creditor with respect to the PSUs, as and when settled pursuant to the terms of this Agreement.

4.10      Not a Contract of Employment. Nothing in the Plan, the Grant Notice or this Agreement confers upon Participant any right to continue in the employ or service of the Company or any Subsidiary or interferes with or restricts in any way the rights of the Company and its Subsidiaries, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between the Company or a Subsidiary and Participant.

4.11      Counterparts. The Grant Notice may be executed in one or more counterparts, including by way of any electronic signature, subject to Applicable Law, each of which will be deemed an original and all of which together will constitute one instrument.

4.12       Special Provisions for Bahamas.  Notwithstanding any other provision of this Agreement or the Plan to the contrary:

(a)        Participant acknowledges that the grant, vesting, and settlement of this Award may be subject to the securities laws of The Bahamas, including the Securities Industry Act, 2024 and any successor legislation. The Company shall cooperate in good faith to facilitate any required filings, exemptions, or disclosures with the Securities Commission of The Bahamas.

(b)       Participant understands that, as a resident of The Bahamas, holding or receiving foreign securities or related proceeds may require prior approval under the Exchange Control Regulations Act.  Participant agrees to seek any necessary approvals, and the Company shall provide reasonable assistance in connection with such applications, including documentation of the award terms and valuation.

(c)         The Company makes no representations regarding the tax treatment of this Award under Bahamian law.   Participant is solely responsible for complying with any applicable tax reporting or payment obligations arising from the grant, vesting, or settlement of this Award.

(d)         To the extent required by the laws of The Bahamas, this Agreement shall be interpreted in a manner consistent with such laws, provided that no provision herein shall be deemed to create an employment relationship under Bahamian law.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement.

OPENDOOR TECHNOLOGIES INC.

By:	/s/ Eric Feder
Name: Eric Feder
Title: Lead Independent Director

Participant

By:	/s/ Kaz Nejatian
Name: Kaz Nejatian

PSU VESTING CONDITIONS (SECOND SIGN-ON AWARD)

In addition to the terms set forth in the Grant Notice and the Agreement, the Award will be subject to the terms of this Exhibit B.  Capitalized terms will have the meaning ascribed to such terms in the Grant Notice or above sections of the Agreement, as applicable, unless otherwise noted or otherwise defined in Section 10 of this Exhibit B.

1.          Vesting Conditions.  This Exhibit B sets forth the terms and conditions pursuant to which the PSUs will be deemed to have satisfied the Performance-Based Vesting Condition and the Time-Based Vesting Condition.

2.          Performance-Based Vesting Condition.  Except as set forth in Sections 5 or 6 of this Exhibit B, on the date on which the Company Stock Price meets or exceeds the dollar value specified in any of the rows below in the column entitled “Stock Price Hurdle” (each, a “Stock Price Hurdle”) at any point during the Performance Period, the Performance-Based Vesting Condition will be satisfied with respect to (a) the number of PSUs listed in the table below directly across from such Stock Price Hurdle (each, a “Tranche”) and (b) each preceding Tranche solely to the extent that the Stock Price Hurdles applicable to each such Tranche have not already been achieved.  The Committee will certify attainment of the Stock Price Hurdle within ten (10) days thereafter.  For the avoidance of doubt, once a Stock Price Hurdle has been achieved during the Performance Period, (a) it will forever be treated as having been achieved, regardless of any subsequent changes in the trading price of a Share and (b) such Stock Price Hurdle cannot be achieved again.

Tranche	Stock Price Hurdle(1)	PSUs
1	$9.00	5,840,906
2	$13.00	5,840,906
3	$17.00	5,840,906
4	$21.00	5,840,906
5	$25.00	5,840,906
6	$29.00	5,840,907
7	$33.00	5,840,907

(1)          The Stock Price Hurdles will be adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar event, in accordance with the terms of the Plan and the Agreement. The Committee, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Agreement, will make the determination of any such adjustments required in connection with any such event.  For the avoidance of doubt, the adjustment provisions contained in the Plan (as modified in the Agreement) are incorporated herein by reference herein.

3.          Time-Based Vesting Condition.  Except as provided in Sections 5 or 6 of this Exhibit B, subject to Participant’s continued employment as Chief Executive Officer of the Company through the applicable date, the Time-Based Vesting Condition shall be satisfied as to (i) Tranche 1 on the first (1st) anniversary of the Grant Date; (ii) Tranche 2 in four equal installments starting on the date that is three (3) months after the first (1st) anniversary of the Grant Date and continuing on each date that is three (3) months thereafter; (iii) Tranche 3 in four equal installments starting on the date that is three (3) months after the second (2nd) anniversary of the Grant Date and continuing on each date that is three (3) months thereafter; (iv) Tranches 4 and 5 starting on the date that is three (3) months after the third (3rd) anniversary of the Grant Date and continuing on each date that is three (3) months thereafter; and (v) Tranches 6 and 7 in four equal installments starting on the date that is three (3) months after the fourth (4th) anniversary of the Grant Date and continuing on each date that is three (3) months thereafter, such that the Time-Based Vesting Condition shall be satisfied with respect to one hundred percent (100%) of the Award on the fifth (5th) anniversary of the Grant Date.  If Participant’s employment as Chief Executive Officer terminates for any reason prior to the fifth (5th) anniversary of the Grant Date, then, except as set forth in Section 5 and Section 6 of this Exhibit B, any PSUs that have not satisfied the Time-Based Vesting Condition pursuant to this Section 3 will be forfeited and cancelled for no consideration in respect thereof.

4.          Vesting.  PSUs subject to the Award will vest and become nonforfeitable on the first date during the Performance Period upon which both of the Time-Based Vesting Condition and Performance-Based Vesting Condition are achieved in accordance with this Exhibit B.

5.           Termination of Employment.

(a)        In the event that Participant experiences a termination of employment due to Participant’s death or Disability then, notwithstanding anything herein to the contrary, any Tranche that, as of the Termination Date, has met the Performance-Based Vesting Condition (other than by reason of a Change in Control) but has not met the Time-Based Vesting Condition will be deemed to have met the Time-Based Vesting Condition and will automatically vest as of the Termination Date.

(b)        In the event that Participant experiences a Qualifying Termination, then, notwithstanding anything herein to the contrary, (i) for purposes of determining whether any Time-Based Vesting Condition has been satisfied, Participant will be deemed to have remained employed through the Tail Period and (ii) the Tranche with the lowest associated Stock Price Hurdle of the Tranches for which the Performance-Based Vesting Condition has not been met as of the Termination Date (if any) will remain outstanding and eligible to satisfy the Performance-Based Vesting Condition during the Tail Period.  After the end of the Tail Period, the Committee will determine whether any additional PSUs have become vested by virtue of satisfying both the Performance-Based Vesting Condition and the Time-Based Vesting Condition and any such PSUs will vest as of the last day of the Tail Period.

(c)        Upon Participant’s termination of employment, any PSUs that do not become vested pursuant to Section 5(a) or 5(b), or pursuant to Section 6 (if applicable), will be forfeited and cancelled for no consideration in respect thereof.

6.           Change in Control.

(a)         Upon the Change in Control Date, any Tranche for which the Performance-Based Vesting Condition has not been achieved prior to the Change in Control Date and that corresponds to a Stock Price Hurdle that is less than or equal to the Change in Control Price will be deemed to have satisfied the Performance-Based Vesting Condition and will remain outstanding and eligible to vest, subject to achievement of the Time-Based Vesting Condition.  Any Tranche for which the Performance-Based Vesting Condition has not been achieved as of the Change in Control Date as described in this Section 6 will be forfeited and cancelled for no consideration in respect thereof.

(b)        If Participant experiences a Qualifying Termination during the CIC Protection Period, then (i) as of the later of the Change in Control Date and the Termination Date, the Time-Based Vesting Condition will be deemed to be satisfied with respect to a number of PSUs equal to (A) the product of (1) the total number of PSUs granted pursuant to the Award and (2) the CIC Performance Factor, minus (B) the sum of (x) the number of PSUs that have already vested prior to the Qualifying Termination and (y) the number of PSUs that were forfeited and cancelled for no consideration in respect thereof pursuant to Section 6(a) of this Exhibit B, provided that if clause (B) is greater than clause (A), then no additional PSUs will vest and (ii) any PSUs that do not become vested pursuant to clause (i) will be forfeited and cancelled for no consideration in respect thereof.

7.         Release Requirement.  Vesting of PSUs upon a Qualifying Termination pursuant to this Exhibit B will in all cases be subject to Participant’s satisfaction of the Release Requirement (as defined in the Offer Letter).

8.           Forfeiture.  Except as set forth in Sections 5 and 6 hereof, upon the earlier of the occurrence of (i) the Termination Date, and (ii) the expiration of the Performance Period, each Tranche for which either (or both) of the Performance-Based Vesting Condition or the Time-Based Vesting Condition has not been satisfied will be forfeited and cancelled for no consideration in respect thereof.

9.          Dividend Equivalents.  Each Tranche that has met the Performance-Based Vesting Condition but has not met the Time-Based Vesting Condition will accrue Dividend Equivalents from the date on which the Performance-Based Vesting Condition is met until the earlier of (a) the date on which the Time-Based Vesting Condition is met and (b) the date on which the Tranche is forfeited.  Dividend Equivalents will be subject to the same Time-Based Vesting Conditions and the same settlement terms as the Tranche with respect to which they are credited.

10.         Definitions.  For purposes of the Agreement (including this Exhibit B), the following terms when capitalized will have the following meanings:

(a)          “Change in Control Date” means the date upon which a Change in Control is consummated.

(b)         “Change in Control Price” means the value of the total amount of consideration payable in respect of each Share in connection with the Change in Control.  For this purpose, the value of any non-cash consideration will be determined, prior to the Change in Control Date, by the Committee in good faith.

(c)         “CIC Performance Factor” means (i) if the Change in Control Price is equal to or greater than $25.00 but less than $29.00, a fraction, the numerator of which is equal to five (5) and the denominator of which is equal to seven (7), (ii) if the Change in Control Price is equal to or greater than $29.00 but less than $33.00, a fraction, the numerator of which is equal to six (6) and the denominator of which is equal to seven (7) or (iii) if the Change in Control Price is equal to or greater than $33.00, one (1).

(d)         “CIC Protection Period” means the period commencing three (3) months prior to, and ending twelve (12) months following, a Change in Control.

(e)         “Company Stock Price” means the average closing price of a Share on the Securities Exchange for any consecutive period of sixty (60) Trading Days that both begins and ends during the Performance Period.

(f)          “Disability” has the meaning set forth in the Offer Letter.

(g)        “Offer Letter” shall mean that certain letter agreement between Opendoor Labs Inc., the Company and Participant, dated as of September 10, 2025.

(h)         “Performance Period” means the period commencing on the first anniversary of the Grant Date and ending on the fifth anniversary of the Grant Date.

(i)          “Performance-Based Vesting Condition” means the performance condition that, together with the Time-Based Vesting Condition, must be satisfied in order for the PSUs to vest.

(j)          “Qualifying Termination” has the meaning set forth in the Offer Letter

(k)         “Securities Exchange” means the Nasdaq Global Select Market or such other established securities exchange, national market system, or other trading platform, on which Shares primarily are listed and regularly trade.

(l)          “Tail Period” means, if Participant experiences a Qualifying Termination, the consecutive period of sixty (60) Trading Days beginning on the first Trading Day immediately following the Termination Date (or such shorter period of consecutive Trading Days that commences on the first Trading Day immediately following the Termination Date and ends on the last day of the Performance Period).

(m)        “Termination Date” shall mean the last day of Participant’s employment with the Company or Subsidiary, as determined in accordance with the Offer Letter, provided that in the case of termination of employment by resignation by Participant, such date shall not be earlier than the date notice of resignation was given; or in the event that Participant’s death or Disability occurs prior to such date, the date of Participant’s death or Disability.

(n)       “Time-Based Vesting Condition” means the service condition that, together with the Performance-Based Vesting Condition, must be satisfied in order for the PSUs to vest.

(o)          “Trading Day” means a full daily trading session (9:30am Eastern Time to 4:00pm Eastern Time) during which Shares are traded on the Securities Exchange.